                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     FORM 12B-25

                                                 Commission File Number  0-3305
                                                                         ------

                             NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  DECEMBER 31, 1996
                  -------------------
[  ] Transition Report on Form 10-K and Form 10-KSB   [  ] Transition Report on
                                                           Form 10-Q and Form
                                                           10-QSB
[  ] Transition Report on Form 20-F                   [  ] Transition Report on
                                                           Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

                           PART I.  REGISTRANT INFORMATION

Full name of registrant:        NCC INDUSTRIES, INC.
                         ---------------------------------------------

Former name if applicable:  N/A
                          ------

Address of principal executive office (STREET AND NUMBER):  165 MAIN STREET
                                                           -----------------

City, State and Zip Code:     CORTLAND, NEW YORK 13045
                          ---------------------------------

                          PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                 PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     NCC Industries, Inc. (the "Company") is not able to file its Annual Report on Form 10-K for the year ended December 31, 1996 without unreasonable effort or expense within the prescribed time period due to unforeseen difficulties encountered in completing its review of the Company's audited financial statements.



                             PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      Jonathan J. Russo                       (212)          702-5714
---------------------------------------------------------------------------
           (Name)                         (Area code)    (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X]  Yes     [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                            [X]  Yes     [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report a net loss for the year ended
December 31, 1996 of approximately $12,698,000 as compared to net income of approximately $2,751,000 for the year ended December 31, 1995. This decrease in the Company's earnings was due primarily to reduced demand for and shipments of the Company's products, increased cost of sales, and plant closure costs of $4,286,000 recorded in 1996.

                                 NCC INDUSTRIES, INC.
-------------------------------------------------------------------------------
                     (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 1997          By:  /s/ Steven N. Masket
                                   ---------------------------------
                                           Steven N. Masket
                                           Executive Vice President


                                     -3-